Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019



January 4, 2008

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
  Attn: Jorge Bonilla
        Senior Staff Accountant

Re:  Smith Barney Tidewater Futures Fund L.P.
     Form 10 - Response to SEC Comments
     File No. 000-52604
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Ladies and Gentlemen:

On behalf of this firm's client, Smith Barney Tidewater Futures Fund L.P. (the "Partnership"), I am transmitting herewith for filing with the Securities and Exchange Commission (the "Commission") this letter in response to the Commission Staff's comment letter dated November 9, 2007 (the "Letter") to the Partnership's Registration Statement on Form 10 that was filed with the Commission on April 30, 2007, as amended by Amendment No. 1 filed with the Commission on October 18, 2007 (the "Registration Statement"). The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff's comments are indicated in italics, followed by the response of Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"). Page numbers in the headings refer to page numbers in the Registration Statement filed with the Commission on October 18, 2007.

General
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1.   We note that your response has been submitted and signed by your counsel.
     Please provide on a separate letter from, and signed by an officer of, the Company a statement acknowledging that:

          o The company is responsible for the adequacy and accuracy of the disclosures in the filings;


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Smith Barney Tidewather Futures Fund L.P.
Page 2


          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A separate letter from and signed by an officer of the General Partner has been filed along with this response letter.

Financial Statements and Notes
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Note 4 Trading Activities, page 51
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2.   We note your disclosure that "Fair values for all other financial instruments for which market quotations are not readily available are based on other measures of fair value deemed appropriate by the General Partner." Please tell us the reported value of your contracts whose values are determined based on models and other valuation methods or valuations made in good faith by management, and how you consider expanding your disclosure to explain those valuation methods. Also, explain to us how you considered the disclosure requirements in FR-61 as it relates to your trading activities in contracts that are not traded on an exchange.

Substantially all of the Partnership's trading is in exchange traded futures contracts for which daily settlement prices are available.

While the Partnership may trade off-exchange forward foreign currency contracts, such trading, when it occurs, constitutes a relatively minor portion of the Partnership's overall trading. Off-exchange contracts are traded in currencies for which there is generally a liquid underlying market. To date, all off-exchange contracts traded by the Partnership have been in currencies for which an exchange traded contract also exists. Thus, such contracts are valued by reference to the settlement price of the exchange traded contract and the General Partner has not had to employ any other method of valuation.

The General Partner believes that the Partnership's disclosure complies with the requirements of Regulation S-K, Item 303 and the Commission's statement regarding Management's Discussion and Analysis of Financial Condition in FR-61 (January 22, 2002). The General Partner believes that the Partnership's current disclosure, in light of the small amount of off-exchange instruments traded, provides both a "full explanation[], in plain English," and disclosure that is "useful and understandable" in accordance with the guidelines set forth in FR-61. In light of the above, the General Partner does not believe that additional disclosure is necessary.


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Smith Barney Tidewather Futures Fund L.P.
Page 3


                                     * * * *

Please feel free to call either the undersigned at (212) 728-8727 or Gabriel Acri of this office at (212) 728-8833 with any questions.


Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:  Jennifer Magro
     Wilson K. Lee
     Gabriel Acri